UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58374 / August 18, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13137

In the Matter of **Heritage American Resource Corp. (n/k/a St Andrew Goldfields Ltd.),** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Heritage American Resource Corp. (n/k/a St Andrew Goldfields Ltd.) ("Heritage" or "Respondent").

II.

In anticipation of the institution of these proceedings, Heritage has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Heritage consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), and to the findings as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds:

1.   Heritage (CIK No. 796544) is an Ontario corporation located in Oakville, Ontario with a class of securities registered with Commission under Exchange Act

Section 12(g). As of March 13, 2008, the company's common stock (symbol "SASXF") was traded on the over-the-counter market, but had no market makers and was not eligible for the piggyback exception of the Exchange Act Rule 15c2-11(f)(3).

2.   Heritage has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder while its securities were registered with the Commission in that it has neither filed an Annual Report on Form 20-F for any fiscal period since the period ended December 31, 1997 nor furnished information required on Form 6-K since the period ended August 12, 1996.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Heritage's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Florence E. Harmon
Acting Secretary

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